Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

THIRD AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

MOVANO INC.

MOVANO INC., a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that:

1. The Third Amended and Restated Certificate of Incorporation of the Corporation (as amended) is hereby amended by deleting the text of the second paragraph of Article FOURTH thereof in its entirety and inserting the following in lieu thereof:

“Upon the effectiveness of this Certificate of Amendment of Certificate of Incorporation (the “Effective Time”), each share of the Common Stock issued immediately prior to the Effective Time shall be automatically reclassified as and converted into 1/10 of a share of Common Stock. Any stock certificate that, immediately prior to the Effective Time, represented shares of Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the number of shares of Common Stock into which shares of Common Stock have been reclassified and converted as provided for in the immediately preceding sentence.”

2. The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, MOVANO INC. has caused this Certificate to be executed by its duly authorized officer on this 8th day of October 2025.

By:	/s/ John Mastrototaro
Name:	John Mastrototaro
Title:	Chief Executive Officer